SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 1-8519

CINCINNATI BELL INC.
SAVINGS AND SECURITY PLAN

BROADWING INC.
201 East Fourth Street
Cincinnati, Ohio  45202

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

Report of Independent Accountants

To the Participants and Administrator of

the Cincinnati Bell Inc. Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) at December 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 30, 2001 in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Cincinnati, Ohio

June 14, 2002

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 30, 2001 AND 2000

($ IN THOUSANDS)

	2001	2000
Assets:

Plan interest in Broadwing Retirement Savings Plans Master Trust	$102,753	$—
Investments at fair value	—	161,046
Total Investments	102,753	161,046

Employer contributions receivable	80	79
Employee contributions receivable	236	231
Other receivables	185	—

Total Receivables	501	310

Net Assets Available for Benefits	$103,254	$161,356

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 30, 2001

($ IN THOUSANDS)

Net Assets Available for Benefits as of December 30, 2000	$161,356

Additions:

Employee contributions	4,922
Employer contributions	2,073

Total contributions	6,995

Investment income from Plan interest in Broadwing Retirement Savings Plans Master Trust:
Dividends	417
Interest	769

Total Additions	8,181

Deductions:

Benefits paid to participants	16,016
Net depreciation of investments	49,342
Asset transfers to other Company-sponsored plans and other transfers out, net	914
Administrative and other expenses paid by the Plan	11

Total Deductions	66,283

Net decrease in Assets Availiable for Plan Benefits	(58,102)

Net Assets Available for Benefits as of December 30, 2001	$103,254

See Notes to Financial Statements.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN
NOTES TO FINANCIAL STATEMENTS

(1)  Plan Description and Accounting Policies

a.               General:  The Cincinnati Bell Inc. Savings and Security Plan (the “Plan”) is sponsored by Broadwing Inc. (the “Company” or “Broadwing”) and administered by the Company’s Employees’ Benefit Committee.

                                                The Plan is, subject to certain exceptions, currently available to hourly employees of the Company and to hourly employees of Cincinnati Bell Telephone Company and Cincinnati Bell Public Communications Inc., which are subsidiary corporations of the Company.  Notwithstanding the foregoing, certain persons who might be considered part of the above classes of employees are not eligible for the Plan (including but not limited to co-op students, interns, job bank employees and contingency employees).  Employees who are eligible for the Plan under the Plan’s rules are called “eligible employees” in this report.

                                                The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (“the Code”), and the Employee Retirement Income Security Act of 1974, as amended.

                                                The financial statements of the Plan are prepared under the accrual method of accounting.

                                                The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30.  The Plan’s trustee during the plan year that ended December 30, 2000 (the “2000 plan year”) and the first two days of the plan year that ended December 30, 2001 (the “2001 plan year”) was T. Rowe Price.  On January 2, 2001, the Plan’s trustee became Fidelity Management Trust Company (together with its affiliates, “Fidelity”) and all Plan assets were transferred to the new trustee.

                                                These notes provide a brief description of certain provisions of the Plan and do not constitute a document under which the Plan is operated, and, in the event of any conflict between these notes and the Plan documents, the Plan documents shall control.  Eligible employees must refer to the Plan document and to the Plan’s summary plan description for details of the Plan.

b.              Broadwing Retirement Savings Plans Master Trust:  At December 30, 2001, the Plan’s investments were held by the Broadwing Retirement Savings Plans Master Trust (the “Master Trust”).  At December 30, 2000, the Plan’s investments were held by the Plan.  The Master Trust holds only the assets of the Plan and the Broadwing Retirement Savings Plan (an additional plan sponsored by the Company).

The purpose of the Master Trust is the collective investment of assets of the Plan and the Broadwing Retirement Savings Plan (the “Participating Plans”).  Master Trust assets are allocated to the Participating Plans by assigning those transactions (primarily contributions, participant loan transactions and benefit payments) to each plan, which can be specifically identified to that Participating Plan.  Net investment income, gains and losses and expenses resulting from the collective investment of the assets are allocated to the Participating Plans in proportion to the fair value of the assets allocated to the Participating Plans.

As of December 30, 2001, the Plan’s percentage interest in the Master Trust was 37.1%.  The following table presents the fair value of the investments held by the Master Trust in which the Plan participates, but it does not indicate the Plan's interest in each class of investments shown ($ in thousands):

December 30,
2001
Mutual Funds	$128,300
Common Shares of the Company	57,941
Common Shares of Convergys Corporation	85,273
Loans to participants	5,800
Net Assets Available to Participating Plans	$277,314

c.               Employee Contributions:  The Plan generally permits each eligible employee who has been credited with at least one year of eligibility service under the Plan to elect to contribute to the Plan on a weekly basis, in before-tax and/or after-tax dollars, any amount that is an increment of $5 but not less than $5 and not more than 16% of his or her compensation (as defined in and subject to the rules of the Plan).

The amount of a Participant’s before-tax contributions to the Plan for any calendar year cannot in any event exceed a legal limit of $10,500 for both 2001 and 2000.  Also, the percentages of compensation saved as before-tax contributions by certain highly compensated eligible employees for any plan year may be further limited under legal rules so that on average, contributions from highly compensated employees do not exceed the legally established margin of the average of the before-tax savings contribution rates of the other eligible employees for such plan year or the immediately preceding plan year.

The savings contributions made by an eligible employee to the Plan are allocated to an account of the employee under the Plan.  An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her own savings contributions (his or her “Savings Account”).

An eligible employee can specify the manner in which his or her Savings Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to change the funds to which future savings contributions are allocated and/or transfer amounts held under his or her Savings Account from one fund to another.

An eligible employee is generally not subject to federal income tax on the amount of his or her before-tax contributions to the Plan or on the Plan’s earnings that are allocated to his or her Savings Account until and to the extent he or she receives such amounts from the Plan.  Upon receipt of funds from the Plan, a participant may then be able in certain circumstances to defer such tax further by rolling the funds over to an individual retirement account or annuity (an “IRA”) or another employer plan that accepts the rollover.

d.              Employer Contributions:  For employers whose employees participate in the Plan (the “Employers”), matching contributions are made to the Plan for any eligible employee who has been credited with at least one year of eligibility service under the Plan in an amount equal to 66 2/3% of the employee’s basic savings contributions made for any pay day that occurs on or after January 1, 2000.

An eligible employee’s basic savings contributions are, for this purpose, generally equal to the portion of the employee’s before-tax and after-tax savings contributions made for any week that is not in excess of a certain amount that is set out in the Plan and based on the level of the employee’s base pay for the applicable week (for example, for a full-time eligible employee and beginning as of January 1, 2000, such amount is $55 when the employee’s weekly base pay is $1,000 or more, $50 when the employee’s weekly base pay is at least $900 but less than $1,000, $45 when the employee’s weekly base pay is at least $800 but less than $900 and so forth).  Such matching contributions are generally made on a bi-weekly basis under the current policies of the Employers, and must be made at a minimum on a monthly basis and could be pre-funded.  However, certain legal limits on the maximum amount of contributions that can be made by and for an eligible employee with respect to any plan year may apply.

The Employer’s matching contributions made to the Plan for an eligible employee are allocated to the account of the employee under the Plan.  In general, an eligible employee is vested in the part of his or her Plan account that is attributable to the matching contributions made on his or her behalf (his or her “Matching Account”) only if he or she is credited with at least five years of vesting service under the Plan.  However, an eligible employee may become vested in his or her Matching Account in certain other situations, including if he or she continues to be employed by the Employers after attaining age 65, if he or she terminates employment with the Employers by reason of his or her total disability or death, if he or she began work for the Employers before 1994, or in certain other situations.

An eligible employee’s Matching Account shall generally be invested solely in the Plan’s Broadwing Inc. Shares Fund.  However, to the extent an eligible employee’s Matching Account was allocated with shares of Convergys Corporation (“Convergys”) that were received by the Plan by reason of the Company’s 1998 distribution of common shares of Convergys, such shares are generally held under the Plan in a Convergys Corporation Stock Fund (although the employee may redirect his or her interest in such fund to other funds held under the Plan).

Also, under the current rules of the Plan, an eligible employee who has met certain age and/or service requirements specified by the Company’s Employees’ Benefit Committee may be allowed to transfer the amounts allocated to his or her Matching Account to other investment funds available under the Plan over a five-year period and, after passage of such five-year period, be able to direct the investment of future matching contributions made to the Plan on his or her behalf in the same manner as his or her own savings contributions to the Plan are invested.

An eligible employee is generally not subject to federal income tax on the amount of the matching contributions made to the Plan on his or her behalf or on the Plan’s earnings that are allocated to his or her Matching Account until and to the extent he or she receives or is entitled to receive such amounts from the Plan.  Upon receipt of matching funds, the participant may then be able in certain circumstances to defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover.

e.               Rollovers:  An eligible employee may, under the current provisions of the Plan, cause a rollover to be made to the Plan from another employer’s tax-qualified savings, profit sharing or other employer plan of a distribution the employee is entitled to receive from such other plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any such rollover contributions made to the Plan by or for an eligible employee are allocated to the account of the employee under the Plan.  An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her rollover contributions (his or her “Rollover Account”).

An eligible employee can specify the manner in which his or her Rollover Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to transfer amounts held under his or her Rollover Account from one fund to another.

An eligible employee is generally not subject to federal income tax on the amount of his or her rollover contributions to the Plan or on the Plan’s earnings that are allocated to his or her Rollover Account until and to the extent he or she receives such amounts from the Plan.  Upon receipt of the rollover funds, the participant may then be able in certain circumstances to defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover.

f.                 Distributions to Participants:  An eligible employee may receive all or a portion of his or her account under the Plan while he or she is employed by the Employers only in certain circumstances.

In general, an eligible employee can withdraw for any reason (1) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions as to which no matching contributions were made by the Employers, (2) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made before the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers, (3) the entire portion of his or her Rollover Account, (4) the portion of his or her Matching Account attributable to matching contributions made before the plan year of the withdrawal and the two immediately preceding plan years (provided the employee is vested in his or her Matching Account) and (5) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made for the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers (except that, if he or she withdraws any amount described in clause (5), he or she will be suspended from making savings contributions to the Plan for six months and, unless the employee has attained age 65 or has been credited with at least five years of vesting service under the Plan or began work for the Employers before 1994, he or she will generally forfeit his or her Matching Account).

Further, an eligible employee can withdraw amounts from the portion of his or her Savings Account that is attributable to his or her before-tax savings contributions (not including earnings on such contributions that have been allocated to such account after December 31, 1998) if the withdrawal is required by reason of the employee’s hardship situation which meets the rules set forth in the Plan that concern hardship withdrawals.

Other than for the above-described in-employment withdrawals, the distribution of an eligible employee’s account under the Plan will generally occur only after the employee has terminated his or her employment with the Employers for any reason, including a retirement, discharge, quit, disability or death.  Only the portion of the employee’s account under the Plan in which he or she is vested may be distributed; the non-vested portion of such account is forfeited in accordance with rules set forth in the Plan.

g.              Employee Loans:  Loans are available from the Plan to eligible employees under the current provisions and policies of the Plan.  Loans are subject to several conditions, certain of which are described below.

An eligible employee cannot have more than two outstanding loans from the Plan at any time.

The minimum amount of any loan to an eligible employee from the Plan is $1,000, while the maximum amount of such a loan cannot exceed the lesser of (1) 50% of the vested balance of the employee’s account under the Plan (exclusive of the amounts attributable to the employee’s savings contributions which were matched to some extent for the plan year of the loan and the two immediately preceding plan years, the matching contributions of the Employers made for his or her behalf with respect to the plan year of the loan and the two immediately preceding plan years and income earned after 1988 on the employee’s before-tax savings contributions to the Plan, all of which amounts are not available for a loan) or (2) $50,000 (reduced by the highest outstanding balance of loans made to the employee from the Plan and other plans of the Employers during the one year period ending on the day before the new loan is made).

The Company’s Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to an eligible employee, which must be a reasonable rate of interest.  In general, a loan rate is based on the interest rate or rates used on commercial loans which are comparable in risk and return to the subject loan at the time the loan is made.  During the plan year ending December 30, 2001 and the immediately preceding plan year, interest rates on loans made under the Plan varied between 6.5% and 10.0% per annum.

In general, any loan to an eligible employee must be repaid through payroll deductions and be collateralized by the employee’s account under the Plan.  The minimum term of any loan from the Plan to an eligible employee is 6 months, and the maximum term of a Plan loan is 60 months.

h.              Investments:  There are currently, and were on December 30, 2001, eighteen investment funds available for the investment of future contributions under the Plan: the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity International Growth & Income Fund, the Fidelity Mid-Cap Stock Fund, the Fidelity Freedom 2020 Fund, the Fidelity Managed Income Portfolio II, the Fidelity U.S. Bond Index Fund, the Fidelity U.S. Equity Index Commingled Pool Fund, the INVESTCO Dynamics Fund, the INVESTCO Small Company Growth Fund, the Janus Fund, the Managers Special Equity Fund, the Strong Opportunity Fund, the American Europacific Growth Fund, the American Fundamental Investors Fund, the T. Rowe Price Value Fund, the J.P Morgan U.S. Small Company Fund and the Broadwing Inc. Common Stock Fund.

In addition, during the 2001 and 2000 plan years, the Plan invested in a Convergys Corporation Common Stock Fund, which reflects common shares of Convergys Corporation (“Convergys”) that were received by the Plan due to the Company’s distribution of Convergys shares as of December 31, 1998.  Eligible employees who have interests in the Convergys Corporation Common Stock Fund may transfer the balances they have in such fund to other funds available under the Plan but cannot transfer or direct future contributions made by or for their behalf to the Convergys Corporation Common Stock Fund.

Each fund investment of the Plan is quoted in shares.  Such shares generally represent the net asset value of shares in the applicable mutual or other fund.

The values of the Plan’s investments held by the Master Trust on December 30, 2001 were determined as follows:  share value of the Broadwing Inc. Common Stock Fund and Convergys Corporation Common Stock Fund, on the basis of the last published sales price on December 30, 2001 on the New York Stock Exchange; shares in the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity International Growth & Income Fund, the Fidelity Mid-Cap Stock Fund, the Fidelity Freedom 2020 Fund, the Fidelity Managed Income Portfolio II, the Fidelity U.S. Bond Index Fund, the Fidelity U.S. Equity Index Commingled Pool Fund, the INVESTCO Dynamics Fund, the INVESTCO Small Company Growth Fund, the Janus Fund, the Managers Special Equity Fund, the Strong Opportunity Fund, the American Europacific Growth Fund, the American Fundamental Investors Fund, the T. Rowe Price Value Fund and the J.P Morgan U.S. Small Company Fund, on the basis of the last published net asset value on December 30, 2001;

and loans to participants made by the Plan, at the principal amount owed by the participants on December 30, 2001.

The values of the Plan’s investments held by the Plan on December 30, 2000 were determined as follows: share value of the Broadwing Inc. Common Stock Fund and Convergys Corporation Common Stock Fund, on the basis of the last published sales price on December 30, 2000 on the New York Stock Exchange; shares in the T. Rowe Price Spectrum Income Fund, T. Rowe Price Balanced Fund, T. Rowe Price Equity Income Fund, T. Rowe Price Equity Index Fund, T. Rowe Price Capital Appreciation Fund, T. Rowe Price International Stock Fund, T. Rowe Price New America Growth Fund and any mutual fund held under the T. Rowe Price Broadwing Stable Value Fund, on the basis of the last published net asset value on December 30, 2000; and loans to participants made by the Plan, at the principal amount owed by the participants on December 30, 2000.

As presented in the Statement of Changes in Net Assets Available for Benefits, the net depreciation in the value of Plan investments consists of realized gains or losses, and the unrealized appreciation or depreciation, of those same investments.

i.                  Administrative Expenses:  The administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Employers.  However, the Plan permits these expenses to be allocated and charged to each eligible employee’s account based on the proportion that such employee’s account balance under the Plan bears to all account balances under the Plan.

j.                  Forfeitures:  Any amounts forfeited by employees under the Plan are generally valued as of the end of the month in which the event causing the forfeiture occurs and are applied to reduce subsequent contributions of the Employers to the Plan.  During 2001, employer contributions were reduced by $23,000 from forfeited nonvested amounts.

k.               Use of Estimates:  The preparation of financial statements in conformity with generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits as of the date of the Plan’s financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period.  Actual results could differ from these estimates.

(2)          Amendment or Termination of the Plan

While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time.  In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

(3)          Investments

As discussed in Note (1)a, effective as of January 2, 2001, all Plan assets and Plan obligations were transferred to the Plan’s new trustee, Fidelity.  Assets of individual funds administered, trusteed and/or advised by the Plan’s former trustee, T. Rowe Price, were transferred into fund options administered, trusteed and/or advised by Fidelity with similar investment strategies.  The following matrix identifies the T. Rowe Price administered, trusteed and/or advised fund option and the corresponding Fidelity administered, trusteed and/or advised fund option:

T. Rowe Price Fund Option	Corresponding Fidelity Fund Option

Stable Value Fund	Fidelity Managed Income Portfolio II
Spectrum Income Fund	Fidelity U.S. Bond Index Fund
Balanced Fund	Fidelity Freedom 2020 Fund
Equity Income Fund	American Fundamental Investors Fund
Equity Index 500 Fund	Fidelity U.S. Equity Index Commingled Pool Fund
Capital Appreciation Fund	Strong Opportunity Fund
International Stock Fund	American Europacific Growth Fund
New America Growth Fund	Fidelity Mid-Cap Growth Fund
Broadwing Inc. Common Stock Fund	Broadwing Inc. Common Stock Fund
Convergys Corp. Common Stock Fund	Convergys Corp. Common Stock Fund

During 2001, investment income and net depreciation (including gains and losses on investments bought and sold as well as held during the year) of the Plan’s investments held by the Master Trust were as follows ($ in thousands):

	Net	Interest and
	Depreciation	Dividends
Mutual Funds	$1,651	$1,186
Common Shares of the Company	34,775	—
Common Shares of Convergys Corporation	12,916	—
	$49,342	$1,186

(4) Nonparticipant-Directed Investments

The Plan's allocated balance of the Broadwing Inc. Common Stock Fund, held by the Master Trust, contains participant account balances that are both participant-directed and nonparticipant-directed.  Because the Plan's allocated balance of the fund contains balances that are nonparticipant-directed, the Plan's entire allocated balance of the fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows ($ in thousands):

	December 30,
	2001	2000
Net Assets:
Company common shares	$25,651	$60,722
Temporary cash investments	—	161
Total nonparticipant-directed investments	$25,651	$60,883

Year Ended
December 30, 2001
Changes in Net Assets:
Employee contributions	$2,103
Employer contributions	2,022
Interest income	142
Benefits paid to participants	(6,151)
Transfers to participant directed investments	1,427
Net depreciation on Company common shares	(34,775)
$(35,232)

(5)          Tax Status

The Internal Revenue Service has issued a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code.  Such determination letter did not involve a review of the effect on the Plan of certain recent tax laws and Plan amendments made since receipt of the determination letter.

On February 27, 2002, the Company requested a further determination from the Internal Revenue Service that addresses the effect of recent tax laws and Plan amendments.  As of the date of these financial statements, the Company had not received this determination letter.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)          Related Party Transactions

The Plan invests in the Master Trust and the Master Trust's investments include shares of Broadwing Inc. common stock and shares of mutual funds managed by Fidelity.  Broadwing is the sponsor of the Plan and Fidelity is the Plan’s trustee.  Therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to these parties-in-interest for the plan year were not material.

(7)          Concentrations, Risks and Uncertainties

The Master Trust has a significant concentration of investments in Broadwing and Convergys Corporation common stock.  A change in the value of these stocks could cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investment options in money market funds, mutual funds and Broadwing stock.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees’ Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

CINCINNATI BELL INC. SAVINGS AND
SECURITY PLAN

By	/s/ Virginia Neill
Virginia Neill
Secretary - Employees’ Benefit Committee

June 27, 2002